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                                                                    EXHIBIT 99.3

                          [AAHOLDINGS, INC. LETTERHEAD]

Harvey Friedman
1784 Longbow Lane
Clearwater, Florida 34622

Dear Mr. Friedman:

         This letter is to confirm our agreement regarding shares of Brainworks Ventures, Inc. common stock and shares of AssuranceAmerica Corporation converting preferred stock, which you will receive in accordance with the Agreement and Plan of Merger and Reorganization by and among Brainworks, AAHoldings Acquisitions Sub, Inc., AAHoldings, LLC and AssuranceAmerica.

         Upon reasonable notice by you, Brainworks agrees to purchase from you shares of Brainworks common stock and/or AssuranceAmerica converting preferred stock, which you desire to sell at any time during your 1-year holding period pursuant to Rule 144 of the Securities Act of 1933, both at a price equal to the average closing prices for Brainworks common stock for the 30-day period ending on the date of your request.

         This agreement is given with the understanding that you will execute and return the documents sent to you relating to the merger and other related matters, and will be void if you do not do so, by March 31, 2003.

                                            Sincerely,

                                            Bud Stumbaugh